

U.S. Securities and Exchange Commission
Division of Investment Management

June 30, 2023

VIA E-mail

Richard Jason Alexander Elmhirst
950 Third Avenue
New York, New York 10022

> Re: Coller Secondaries Private Equity Fund (the "Fund")
>   File Nos. 811-23879; 333-272265

Dear Mr. Elmhirst:

We have reviewed the registration statement on Form N-2 filed May 30, 2023, with the Commission on behalf of the Fund (the "Registration Statement") with respect to an offering of common shares. Our comments are set forth below. Please consider a comment made with respect to one section applicable to similar disclosure elsewhere in the Registration Statement. All capitalized terms not otherwise defined herein have the meaning given to them in the Registration Statement.

General

1. We note that portions of the Registration Statement are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any amendments.

2. We also note you have filed two exemptive applications on behalf of C-SPEF. The applications relate to C-SPEF's ability to offer multiple classes of shares and to engage in certain co-investments alongside the Adviser's affiliates. Please let us know in the response letter if C-SPEF intends to request any additional exemptive or no-action relief. In addition, please update us on the status of your exemptive applications during the course of our review.

3. We note the term Private Equity precedes the word "Fund" in your name. We believe the use of this term as written is misleading because the term Private Equity Fund connotes a specific type of unregistered investment fund, which a registered fund is not regardless of whether it provides access to private equity. Please revise your name to avoid the potential for investor confusion. In addition, the name includes the word "Secondaries" which the staff believes suggests a specific type of investment. If the word

"Secondaries" remains in the name, the Fund's 80% test should be modified so that it is specific to secondaries investments (*i.e.*, it should not include investments in newly formed private funds, Direct Investments or Co-Investments). In addition, please confirm the calculation of the Fund's 80% test will not include capital commitments that have not yet been called by an underlying fund.

4. Please tell us if you have presented or will present any "test the waters" materials to potential investors in connection with this offering. If so, we may have additional comments.

5. Please confirm that the Fund does not intend to issue debt securities or preferred shares within a year from the effective date of the registration statement. If the Fund plans to issue preferred shares within a year from the effectiveness of the registration statement, please include additional disclosure of risks to shareholders in the event of a preferred shares offering.

6. The registration statement appears to contemplate a transaction with the Predecessor Fund that will occur after your decision to become registered as an investment company. Please tell us how this transaction will be structured to comply with section 17 of the 1940 Act, including any no-action relief upon which you intend to rely.

Prospectus

Cover

7. The Cover prominently discloses that Coller Capital is "First in Secondaries". Please supplementally provide support for this disclosure and explain why it is not misleading.

8. On the Cover, please specify C-SPEF's principal strategies that are speculative (*e.g.*, use of leverage/derivatives, high yield/distressed debt and emerging markets investment) and include a cross-reference to the disclosure regarding the risks associated with these strategies. *See* Form N-2, Item 1.1.j. and the Guidelines to Form N-2, Guide 6.

9. On page ii, in footnote (1) to the table, the disclosure states "C-SPEF may, in its sole discretion, accept investments below [$1,000,000 with respect to Class I Shares, and $25,000 with respect to Class D Shares and Class I-2 Shares]." Please explain to us the circumstances under which C-SPEF may reduce these stated minimum investments. Also, in the second paragraph on page 13, the disclosure states "The Board reserves the right to accept lesser amounts below these minimums [in certain cases]." Is the Board's ability to lower minimums in addition to that of C-SPEF? If so, please also discuss the Board's ability to lower minimums in your explanation to us. If not, please reconcile the inconsistency in the disclosure.

10. In the second paragraph on page ii, the disclosure states that simultaneous with C-SPEF's Commencement of Operations, the Predecessor Fund "reorganized with and transferred substantially all its assets into C-SPEF." Regarding the reorganization:

     a. Please disclose how the private fund holders' shares will be valued for purposes of the reorganization. Will there be any dilution for other shareholders who purchase shares in the initial offering? If so, please provide appropriate disclosure on the Cover and in the Prospectus.

     b. Please explain to us in correspondence what information investors will have available to them about the Predecessor Fund and its portfolio prior to purchasing shares of C-SPEF.

     c. Please explain to us what assets will not be transferred from the Predecessor Fund to C-SPEF, and why these assets will not be transferred.

11. Please explain to us whether the Predecessor Fund meets the definition of a "fund" as defined in Rule 6-11(a)(2) under the 1940 Act. If the Predecessor Fund meets the definition of a fund, please explain how the requirements of Rule 6-11 of Regulation S-X will be met, including the supplemental financial information requirements. In your response, please indicate the fiscal year end of the Predecessor Fund and what fiscal year-ends and interim periods will be included. If the Predecessor Fund does not meet the definition of a "fund," please discuss with the Staff what Predecessor Fund financial information will be provided, which may include an audited schedule of investments that complies with Article 12 of Regulation S-X and presents the fair value of investments according to FASB ASC 820.

12. Please note, to the extent that you intend to present the prior performance of the Predecessor Fund within the registration statement, we will have further comments.

13. On page ii, in the penultimate bullet, the disclosure states "Shares…may not be transferred or resold except as permitted under C-SPEF's agreement and declaration of trust." Please define "C-SPEF's agreement and declaration of trust" here. Please also provide here a cross-reference to the section *Transfer Restrictions* on page 63.

14. The disclosure in the final bullet on page ii states "The amount of distributions that C-SPEF may pay, if any, is uncertain." With respect to C-SPEF's distributions, please disclose the following as additional bolded bullets on the Cover, as appropriate:

- C-SPEF may pay distributions in significant part from sources that may not be available in the future and that are unrelated to the Fund's performance, such as offering proceeds, borrowings, and amounts from C-SPEF's affiliates that are subject to repayment by investors.

- The Fund's distributions may be funded from unlimited amounts of offering proceeds or borrowings, which may constitute a return of capital and reduce the amount of capital available to the Fund for investment. Any capital returned to Shareholders through distributions will be distributed after payment of fees and expenses.

- A return of capital to Shareholders is a return of a portion of their original investment in the Fund, thereby reducing the tax basis of their investment. As a result from such reduction in tax basis, Shareholders may be subject to tax in connection with the sale of Shares, even if such Shares are sold at a loss relative to the Shareholder's original investment.

Summary of Offering Terms

Investment Objectives and Strategy (pages 2)

15. On page 2, the disclosure in the first line of the last paragraph states "C-SPEF may also invest in debt issued by private companies." Please disclose here the credit quality of C-SPEF's debt investments. Please also disclose the credit quality of these investments in *Private Credit Investments* on page 12.

16. In the second paragraph on page 3, the disclosure states "C-SPEF may make investments directly or indirectly through one or more wholly owned subsidiaries…." Regarding C-SPEF's use of Subsidiaries:

    a. Please note, any investment advisory agreement between a Subsidiary and its investment adviser is a material contract that should be included as an exhibit to the registration statement. For purposes of complying with Section 15(c), the reviews of the Fund's and Subsidiaries' investment advisory agreements may be combined.

    b. Confirm in correspondence that each Subsidiary and its board of directors will agree to inspection by the staff of the Subsidiary's books and records, which will be maintained in accordance with Section 31 of the 1940 Act and the rules thereunder.

    c. Confirm any wholly-owned Subsidiary's management fee (including any performance fee), if any, will be included in the line item "Advisory Fee" and the wholly-owned Subsidiary's expenses will be included in "Other Expenses" in C-SPEF's fee table.

17. In the penultimate line on page 2, the disclosure states "C-SPEF seeks to hold an amount of Liquid Assets and other liquid investments consistent with prudent liquidity management." Please tell us in correspondence how you reconcile this disclosure with the potential for C-SPEF to "over-commit" as disclosed in the second full paragraph on page 3.

18. In this section, please briefly disclose C-SPEF's principal investments, such as those disclosed on pages 24-25 in *Private Equity* and *Special Situations/Other Private Assets*. For example, these sections describe C-SPEF's direct and underlying investment in troubled companies, distressed debt and small/mid-market transactions, as well as the types of securities C-SPEF invests in. Please also disclose the risks associated with the Fund's principal investments in *Principal Risk Factors*.

Principal Risk Factors (page 3)

19. On page 3, in the second sentence of the introductory paragraph of this section, please delete the phrase "which do not purport to be a complete description of any of the particular risks referred to or a complete list of all risks involved in an investment in C-SPEF" as this implies the Fund's risk disclosure is materially incomplete.

20. On page 4, in the first paragraph of *Conflicts of Interest*, the disclosure states "For example, the Adviser provides services to C-SPEF for which C-SPEF compensates it. As a result, the Adviser has an incentive to enter into arrangements with C-SPEF, and faces conflicts of interests when balancing that incentive against the best interests of C-SPEF." Please clarify the conflict this disclosure is describing (*i.e.*, how does compensation for services create a conflict? What is the Adviser's incentive that it needs to balance against C-SPEF's best interests?).

21. On page 4, in the second paragraph of *Conflicts of Interest*, the disclosure references the application for an exemptive order to allow the Fund to co-invest alongside the Adviser's affiliates. Please disclose here there is no guarantee such relief will be granted. Please include similar disclosure wherever C-SPEF's exemptive applications are referenced throughout the registration statement.

22. On page 11, in *Loans to Private Companies,* please briefly describe the types of loans C-SPEF will invest in. In doing so, please describe the type of interest rates of the loans (*e.g.*, floating) and disclose if C-SPEF will invest in covenant lite loans.

23. In this section, please disclose the risks associated with foreign investment, including emerging markets, the use of leverage and in general the risks associated with C-SPEF's principal investments.

Share Classes; Minimum Investments (pages 12)

24. In the last sentence of the first paragraph on page 13, immediately following the phrase "so long as initial investments" please insert "in C-SPEF".

Advisory Fee (page 16)

25. In the first paragraph of this section, the disclosure states that the Advisory Fee may be based on 1) C-SPEF's NAV or 2) NAV, less cash, plus "the total of all commitments made by C-SPEF that have not yet been drawn for investment," whichever is greater. Please disclose any conflicts this calculation of the Advisory Fee presents. For example, would the Adviser have an increased incentive to make investments with longer term unfunded commitments or engage in an over-commitment strategy?

Distribution and Servicing Fee (page 17)

26. The disclosure in the second paragraph states "Class D Shares and Class I-2 Shares pay a Distribution and Servicing Fee to the Distributor at an annual rate…based on the *aggregate net assets* of C-SPEF attributable to such class [emphasis added]." Please explain in the disclosure what "aggregate net assets" are.

Summary of Fees and Expenses (pages 20)

27. Do the calculations presented in the fee table assume a certain amount of leverage? If so, disclose this amount in the narrative preceding the fee table.

28. Consistent with Form N-2, the fee table includes a parenthetical after Estimated Annual Operating Expenses noting that the expenses are shown as "a percentage of net assets attributable to Shares." Disclosure in footnote 3 explains that the Advisory Fee may be based on either NAV or the amount of NAV less cash and cash equivalents plus the total of all commitments made by C-SPEF that have not yet been drawn for investment. Please explain to us how C-SPEF may account for the latter method of calculating the Advisory Fee (the method including unfunded commitments) without causing the fee table's presentation of the Advisory Fee to be misleading.

29. In footnote 6, regarding repayments to the Adviser under the Expense Limitation Agreement, the disclosure states "Any such repayments must be made within three years *after the year* in which the Adviser incurred the expense [emphasis added]." Please replace "year" with "date" or "month".

30. In the fee table, please insert a line item for Dividend Reinvestment and Cash Purchase Plan Fees or explain why the line item has not been provided. Please refer to Item 3 of Form N-2.

Investment Objective and Strategy (page 22)

31. On page 23, the disclosure references foreign investment, including companies and funds in emerging markets. If C-SPEF will focus its investments in a particular country or region, please disclose so.

Investment Strategies (page 24)

32. In the first line of the second paragraph of this section, the disclosure references an "appropriately diversified portfolio". As C-SPEF is characterized as non-diversifed under the 1940 Act, to avoid confusion, please delete or replace the term "diversified". Please make corresponding changes throughout this section and the registration statement generally.

33. In the same paragraph, please provide context in the disclosure for the terms "top quartile returns" and "as great as in the past".

Types of Portfolio Investments (page 25)

34. On page 25, in *Co-Investments and Direct Investments*, please disclose in plain English the meaning of "risk-adjusted returns" and "minority investor" as used in the first paragraph of this section.

35. On page 26, the disclosure in the second line of *Liquid Assets* references "below investment grade fixed-income securities." Please note here these are otherwise known as junk.

36. On page 27, in *ESG Integration*, the disclosure states that the Adviser, as part of its investment process, incorporates "financially material ESG factors" with "the goals of managing risk and assessing the attractiveness of the opportunity." Please elaborate on how the assessment of ESG factors is integrated into the Adviser's investment process and the types of investments ESG analysis is applied to. Please also briefly disclose the material ESG factors considered and the quantitative and qualitative factors analyzed in determining how they may be financially material to these investments. Your disclosure should address any material limits to the ESG analysis, including limits associated with data accuracy, availability and comparability.

Other Investment Risks (page 43)

37. On page 43, please update the LIBOR risk. We note that the disclosure refers to a June 30, 2023 date that has now passed.

38. On page 49, in *Risks Related to Hedging and Derivative Transactions*, the disclosure in the first line states "C-SPEF may invest in certain securities, such as swaps, derivatives, hedges or foreign currency forward contracts, among others...." The disclosure in this section describes the tax risks associated with these investments. Please disclose C-SPEF's use of derivatives as an investment strategy and the risks associated with these investments, as appropriate within the registration statement.

Conflicts of Interest (page 50)

39. Please disclose here or at an appropriate place within the registration statement, the Adviser's conflict in determining the Fund's use of leverage while receiving an asset-based Advisory Fee. Please also disclose the Adviser's similar conflict of receiving an asset-based fee while determining the fair valuation of the Fund's investments (the disclosure on page 57 in *Net Asset Valuation* states "The Board has designated the Adviser to perform [C-SPEF's] fair value determinations..." in accordance with its procedures and Rule 2a-5).

Investment Advisory Agreement (page 55)

40. On page 57, at the end of this section, the disclosure states "A discussion regarding the basis for the approval by the Board of the Investment Advisory Agreement will be

available in C-SPEF'shareholder report for the period ending [ ]." Please specify either the Annual or Semi-annual Report. *See*, Form N-2, Item 9.b.(4).

Repurchase of Shares

41. On page 64, the disclosure in the last sentence of the third paragraph states "C-SPEF may cause the repurchase of a Shareholder's Shares if, among other reasons, C-SPEF determines that such repurchase would be in the interest of C-SPEF." Please explain to us what this disclosure means. Please also tell us the circumstances under which this might occur. We may have further comments.

42. On page 64, in the penultimate sentence of the fifth paragraph in this section, the disclosure states "Any such proceeds that are held back will be paid no later than *five* business days after the completion of such audit [emphasis added]." Please replace "five" with "two".

43. On page 65, the disclosure in the last sentence of the first full paragraph states "As such, the Repurchase Date for each repurchase offer *should* occur within 65 calendar days after the Expiration Date of such offer [emphasis added]." Please replace "should" in this sentence with "will".

44. On page 65, in the penultimate paragraph, please delete or revise the first sentence beginning "Following the commencement of an offer to repurchase Shares…." C-SPEF may terminate the offer only upon the occurrence of conditions specified at the outset of the offer that are objectively verifiable and outside the control of C-SPEF or its agents or affiliates.

45. In the last paragraph on page 65, the disclosure in the second sentence states "The second and final payment for the balance due will be paid no later than *5* business days after the completion of the annual audit of C-SPEF's financial statements for the fiscal year in which the applicable repurchase is effected….[emphasis added]" In this sentence please replace "5" with "two".

46. Also in the last paragraph on page 65, please delete all the disclosure beginning with "If, based upon…" through "by the amount of any underpayment and issue for no additional consideration a number of Shares having an aggregate value equal to such amount, as applicable,…." Alternatively, please explain to us how this disclosure complies with the disclosure in the first sentence of this paragraph stating that the portion of the amount due to tendering Shareholders that the Fund may hold back, "will not exceed 5% of the total amount due to such Shareholders". If compliant with this requirement, and this disclosure remains, please disclose plainly that the Fund will hold back no more than 5% of the amount due Shareholders. Further, in the last line of the paragraph (if this disclosure remains), please replace the phrase "as promptly as practicable" with "within two business days."

47. On page 66, the disclosure in the second paragraph beginning "However, C-SPEF is permitted to allocate to Shareholders…" through to the end of the paragraph, does not

appear consistent with Rule 13e-4(f)(8) under the Securities Exchange Act of 1934. Please review the rule's requirements and revise accordingly. Further, the disclosure in this paragraph does not comport with earlier disclosure stating that shares will be purchased at NAV.

Statement of Additional Information

48. On page 3, *Fundamental Polices*, the disclosure in the first full paragraph states that C-SPEF's concentration policy will permit investment without limit in municipal securities, securities of foreign governments and issuers domiciled in a single jurisdiction or country. Please note the following and revise as needed:

    a. Regarding municipal securities, please qualify the disclosure to note that municipal securities issued to finance a particular project are considered for purposes of concentration to be in the industry of that project.

    b. Please clarify in the disclosure that investments in the sovereign debt of any single country are considered investments in a single industry for concentration purposes.

    c. Issuers domiciled in a single jurisdiction or country are subject to C-SPEF's policy on concentration – these investments are not "without limit."

49. Much of the risk disclosure presented in the SAI appears to be relevant to a number of the Fund's principal investments. Please review the registration statement and determine if the risk disclosure included in the SAI should also be included as risk disclosure in the Prospectus and/or the Summary, as appropriate.

Exhibits

50. Please include the Fund's governing documents as Exhibits to the registration statement. We may have further comments.

51. Please provide audited seed financial statements of the Registrant.

A response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. The pre-effective amendment should be accompanied by a supplemental letter that includes your responses to each of these comments. Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

We remind you that the Fund and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

Should you have any questions regarding this letter, please contact me at (202) 551-6779 or Rossottok@sec.gov.

Sincerely,

/s/ Karen Rossotto

Karen Rossotto
Senior Counsel

cc: Rajib Chanda, Esq. and Nathan Somogie, Esq., Simpson Thacher & Bartlett LLP
Jay Williamson, Branch Chief
Jeff Long, Staff Accountant